Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 15, 2006, relating to the financial statements and financial statement schedule of Primus Telecommunications Group, Incorporated and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s ability to continue as a going concern), and our report dated March 15, 2006, relating to management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Primus Telecommunications Group, Incorporated and subsidiaries for the year ended December 31, 2005, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

DELOITTE & TOUCHE LLP

McLean, Virginia

July 17, 2006